UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BigBear.ai Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

08975B109

(CUSIP Number)

BBAI Ultimate Holdings, LLC

6700 Broken Sound Parkway NW

Boca Raton, FL 33487

Attention: Melissa Klafter

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons BBAI Ultimate Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 79,610,546
	9	Sole dispositive power 0
	10	Shared dispositive power 79,610,546

11	Aggregate amount beneficially owned by each reporting person 79,610,546
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.4%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4 of the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2024 (“Amendment No. 4”).

1	Names of reporting persons AE BBAI Aggregator, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

1	Names of reporting persons Michael R. Greene
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 141,733,070 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 141,733,070

11	Aggregate amount beneficially owned by each reporting person 141,733,070
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 64.8%(2)
14	Type of reporting person (see instructions) IN

(1)	Includes 27,026 shares of Common Stock underlying restricted stock units vesting on March 30, 2024.
(2)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4 of Amendment No. 4.

1	Names of reporting persons David H. Rowe
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 141,733,070 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 141,733,070

11	Aggregate amount beneficially owned by each reporting person 141,733,070
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 64.8%(2)
14	Type of reporting person (see instructions) IN

(1)	Includes 27,026 shares of Common Stock underlying restricted stock units vesting on March 30, 2024.
(2)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4 of Amendment No. 4.

1	Names of reporting persons Aeroequity GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 141,448,618
	9	Sole dispositive power 0
	10	Shared dispositive power 141,448,618

11	Aggregate amount beneficially owned by each reporting person 141,448,618
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 64.7%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4 of Amendment No. 4.

1	Names of reporting persons Pangiam Ultimate Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 61,838,072
	9	Sole dispositive power 0
	10	Shared dispositive power 61,838,072

11	Aggregate amount beneficially owned by each reporting person 61,838,072
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.3% (1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4 of Amendment No. 4.

Explanatory Note

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”) of BigBear.ai Holdings, Inc. (f/k/a GigCapital4, Inc.), a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 17, 2021, as amended by Amendment No. 1 filed on April 6, 2023, Amendment No. 2 filed on May 23, 2023, Amendment No. 3 filed on June 15, 2023 and Amendment No. 4 (“Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety:

(a) The following information is as of the date hereof and is based on the 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units plus 61,838,072 shares of Common Stock issued to the Reporting Persons in connection with closing of the transactions described in Item 4 of Amendment No. 4.

Holdings is the direct beneficial owner of 79,610,546 shares of Common Stock. Holdings beneficially owns 36.4% of the Common Stock outstanding as of the date of this Amendment No. 5.

Pangiam is the direct beneficial owner of 61,838,072 shares of Common Stock. Pangiam beneficially owns 28.3% of the Common Stock outstanding as of the date of this Amendment No. 5.

Kirk Michael Konert, a Partner at AE Industrial Partners, LP, and Jeffrey Hart, a Principal at AE Industrial Partners, LP, have each agreed to assign, transfer, convey and deliver to AE Industrial Partners, LP, any shares of Common Stock granted to Mr. Konert and Mr. Hart in connection with their service on the board of directors of the Issuer (the “Director Shares”).

Voting and dispositive power with respect to the shares of Common Stock held by each of Holdings and Pangiam and with respect to the 284,452 Director Shares is exercised by Michael R. Greene and David H. Rowe.

(b) Each Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Amendment No. 5.

(c) Schedule A annexed hereto lists all transactions in the Common Stock during the past sixty (60) days. All of such transactions were effected in the open market.

Item 7. Material to be Filed as Exhibits

Exhibit

1	Joint Filing Agreement among the Reporting Persons, dated as of March 1, 2024 (as incorporated by reference to Exhibit 1 to Amendment No. 4).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024

BBAI ULTIMATE HOLDINGS, LLC

By:	/s/ Jeffrey Hart
Name: Jeffrey Hart
Title: Vice President and Secretary

AE BBAI AGGREGATOR, LP

By: AE BBRED GP, LLC
Its: General Partner

By:	/s/ Kirk Konert
Name: Kirk Konert
Title: President

AEROEQUITY GP, LLC

By:	/s/ Michael R. Greene
Name: Michael R. Greene
Title: Managing Member

By:	/s/ Michael R. Greene
Name: Michael R. Greene

By:	/s/ David H. Rowe
Name: David H. Rowe

PANGIAM ULTIMATE HOLDINGS, LLC

By:	/s/ Bryan McElwee
Name: Bryan McElwee
Title: Vice President

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Sold	Price per Share ($) [1]		Date of Purchase/Sale
2,700,000	2.80	[2]	03/08/2024
2,857,343	2.58	[3]	03/08/2024
1,832,678	2.47	[4]	03/11/2024
139,527	2.44	[5]	03/12/2024
4,777,012	2.53	[6]	03/13/2024
8,009,447	2.55	[7]	03/14/2024
2,461,867	2.47	[8]	03/15/2024

1

The prices reported in this column are weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price such shares were sold.

2	These shares were sold in multiple transactions at prices ranging from $2.61 to $2.95, inclusive.
3	These shares were sold in multiple transactions at prices ranging from $2.52 to $2.64, inclusive.
4	These shares were sold in multiple transactions at prices ranging from $2.44 to $2.62, inclusive.
5	These shares were sold in multiple transactions at prices ranging from $2.44 to $2.46, inclusive.
6	These shares were sold in multiple transactions at prices ranging from $2.44 to $2.65, inclusive.
7	These shares were sold in multiple transactions at prices ranging from $2.44 to $2.84, inclusive.
8	These shares were sold in multiple transactions at prices ranging from $2.44 to $2.56, inclusive.